Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES ANNUAL GENERAL MEETING VOTING RESULTS AND APPROVAL OF ALL DIRECTORS

May 13, 2016 CALGARY, ALBERTA. Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) held its Annual and Special Meeting of Shareholders on May 13, 2016, in Calgary. A total of 237 million shares, representing 46.84% of common shares, were represented in person or by proxy at the meeting.

During the regular business proceedings at the meeting, shareholders approved the election of all nominated directors.

Full voting results for all resolutions are below. For comparison, the Company has also included the voting results in favour of resolutions that were passed at last year's Annual and Special Meeting of Shareholders, which had approximately 45% of common shares represented in person or by proxy.

1.	Fixing Number of Directors
The appointment of nine board members for the ensuing year was approved by a show of hands. Proxies and in-person votes were received as follows:

Votes For	Percent	Against	Percent	2015 Votes For
236,164,861	99.68%	757,735	0.32%	99.73%

2.	Election of Directors
The nine director nominees proposed by management were elected by a show of hands. Proxies and in-person votes were received as follows:

Nominee	Votes For	Percent	Withheld	Percent	2015 Votes For
Rene Amirault	179,730,997	78.43%	49,421,598	21.57%	99.57%
Peter Bannister	225,777,384	98.53%	3,375,210	1.47%	99.69%
Laura A. Cillis	205,079,293	89.49%	24,073,302	10.51%	99.86%
D. Hugh Gillard	202,715,449	88.46%	26,437,146	11.54%	99.70%
Robert F. Heinemann	204,615,793	89.29%	24,536,802	10.71%	99.70%
Barbara Munroe	228,201,714	99.59%	950,881	0.41%	N/A
Gerald A. Romanzin	226,119,817	98.68%	3,032,778	1.32%	99.63%
Scott Saxberg	222,367,007	97.04%	6,785,588	2.96%	99.76%
Gregory G. Turnbull, QC	156,089,301	68.12%	73,063,294	31.88%	76.53%

3.	Appointment of Auditors
The appointment of PricewaterhouseCoopers LLP as Crescent Point's auditors was approved by a show of hands. Proxies and in-person votes were received as follows:

Votes For	Percent	Withheld	Percent	2015 Votes For
235,288,263	99.31%	1,633,333	0.69%	99.76%

4.	Amendment to Restricted Share Bonus Plan - Increase Common Share Reserve

The amendment to the restricted share bonus plan to increase the common share reserve was approved by ballot. Proxies and in-person votes were received as follows:

Votes For	Percent	Against	Percent	2015 Votes For
187,486,458	81.82%	41,666,012	18.18%	N/A

5.	Amendment to Restricted Share Bonus Plan - Increase Grant Limits to Directors
The amendment to the restricted share bonus plan to increase the grant limits to directors was approved by ballot. Proxies and in-person votes were received as follows:

Votes For	Percent	Against	Percent	2015 Votes For
188,044,491	82.06%	41,108,104	17.94%	N/A

6.	Advisory Vote on Executive Compensation
The resolution to accept the Company's approach to executive compensation, the full text of which is set forth in the Information Circular, was not approved. Proxies and in-person votes were received as follows:

Votes For	Percent	Against	Percent	2015 Votes For
71,035,458	31.00%	158,117,133	69.00%	97.32%

The board of directors acknowledges the level of support received for Crescent Point's approach to executive compensation and will consider this vote as it continues to improve its compensation plan. The Compensation Committee will engage with shareholders and enlist leading compensation advisors in this process.

"I want to reassure our shareholders that while they approved the same compensation plan with 97 percent support at last year's Annual General Meeting, the board will move forward to continue to improve our plan," said Bob Heinemann, the chair of Crescent Point's compensation committee. "We've already begun this process. We are committed to implementing changes this year that improve our plan in ways that align with shareholder interests while continuing to meet our corporate objectives of attracting and retaining a high quality staff and fostering the entrepreneurial and innovative culture that is key to Crescent Point's success."

The biographies of Crescent Point's board members and more details about the Company's corporate governance practices are available on http://www.crescentpointenergy.com.

Crescent Point is a leading North American light and medium oil producer that seeks to maximize shareholder return through its total return strategy of long-term growth plus dividend income.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer
FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Ken Lamont, Chief Financial Officer, or Trent Stangl, Senior Vice President, Investor Relations and Communications

Telephone:	(403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax:	(403) 693-0070	Website: www.crescentpointenergy.com
Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1